

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 25, 2014

Matthew Babinsky
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

Re: Aetos Capital Multi-Strategy Arbitrage Fund, LLC, File No. 811-21061;
Aetos Capital Distressed Investment Strategies Fund, LLC, File No. 811-21059;
Aetos Capital Long/Short Strategies Fund, LLC, File No. 811-21058 (collectively "Funds")

Dear Mr. Babinsky:

On March 28, 2014, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") for the registration of non-diversified, closed-end management investment companies. Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Funds use in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Cover Page – Investment Portfolio

1. The disclosure states that "[*e*]*ach Fund invests primarily in private investment vehicles (commonly known as "hedge funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") that employ different 'absolute return' investment strategies in pursuit of attractive risk-adjusted returns consistent with the preservation of capital.*" Provide a plain English explanation for the term "risk-adjusted" and disclosure that the term does not imply low risk or no risk.

Page 21 - "Leverage; Margin"

2. The carry-over paragraph on page 22 states that "[*a*]*lthough leverage presents opportunities for increasing total investment return...*" Delete the phrase regarding the benefits of leverage.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility   for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6852.

Sincerely,

/s/ Catherine C. Gordon

Catherine C. Gordon
Senior Counsel